50
8-9-02



02007896

KJ 8/7/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUL 3 1 2002

SEC FILE NUMBER
8- 50322

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06-01-01 (MM/DD/YY) AND ENDING 5-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BKD FINANCIAL, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 ST. LOUIS STREET, SUITE 1000, P.O. BOX 2025
(No. and Street)

SPRINGFIELD (City) MO (State) 65801-2025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN D. BLUMREICH (417)869-8588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON, LLP
(Name – *if individual, state last, first, middle name*)

2323 N. MAYFAIR RD., SUITE 400 (Address) MILWAUKEE (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 1 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, STEVEN D. BLUMREICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD FINANCIAL, L.L.C., as of MAY 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Betty Marie Norman Notary Public
Greene County State of Missouri
My Commission Expires 4-30-06

Notary Public 7/25/02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD FINANCIAL, L.L.C.
Springfield, Missouri

FINANCIAL STATEMENTS
May 31, 2002

TABLE OF CONTENTS


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
BKD Financial, L.L.C.
Springfield, Missouri

We have audited the accompanying statements of financial condition of BKD Financial, L.L.C. as of May 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Financial, L.L.C. as of May 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 22, 2002


Member of
HLB
International

BKD FINANCIAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2002

ASSETS

Cash and cash equivalents	$ 218,545	
Investment	3,300	
Accounts receivable and unbilled fees, less allowance for doubtful accounts of $312,385	3,944	
Prepaid expenses	2,492	
Furniture and equipment, less accumulated depreciation of $16,365	2,356	
TOTAL ASSETS		$ 230,637

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$ 14,734	
Other liabilities	49,327	
Total liabilities		$ 64,061
MEMBER'S EQUITY		166,576
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 230,637

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD FINANCIAL, L.L.C.
STATEMENT OF OPERATIONS
Year Ended May 31, 2002

REVENUE		
Commissions	$ 680,927	
Interest	3,158	
Other	6,948	
Total revenue		$ 691,033
EXPENSES		
Employee compensation and benefits	450,460	
Occupancy and equipment costs	27,963	
Legal and professional	139,137	
Bad debts	8,304	
Advertising	7,261	
Travel	22,440	
Insurance	6,119	
Other	47,374	
Total expenses		709,058
NET LOSS		$ (18,025)

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD FINANCIAL, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2002

BALANCE, BEGINNING OF YEAR	$ 90,359
Net loss	(18,025)
Contributions	888,223
Distributions	(793,981)
BALANCE, END OF YEAR	$ 166,576

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD FINANCIAL, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended May 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (18,025)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,351	
Provision for bad debts	8,304	
Effects of changes in operating assets and liabilities:		
Accounts receivable	(1,913)	
Prepaid expenses	(2,347)	
Accrued expenses	(25,853)	
Other liabilities	39,216	
Net cash provided by operating activities		$ 1,733
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions paid to the member	(793,981)	
Contributions received from the member	888,223	
Net cash used in financing activities		94,242
NET INCREASE IN CASH AND CASH EQUIVALENTS		95,975
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		122,570
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 218,545

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

BKD FINANCIAL, L.L.C.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
May 31, 2002

BKD Financial, L.L.C. (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company will dissolve on July 15, 2004, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVESTMENT

The investment is common stock held of a non-public entity. The balance is recorded at cost, which approximates market.

FURNITURE AND EQUIPMENT

Furniture and equipment are depreciated using straight-line or accelerated methods over their estimated useful lives which range from three to seven years.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

BKD FINANCIAL, L.L.C.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
May 31, 2002

REVENUE RECOGNITION

Revenue for services contracted based on hours of professional services is recognized as the service is provided at estimated billable amounts. Revenue for services for which the fees are based upon the completion of the transaction are recognized when the fees are collected.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The members include their allocable share of net income or loss in their income tax returns.

This information is an integral part of the accompanying financial statements.

BKD FINANCIAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2002

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company and is reimbursed by the Company monthly.

The Company paid the member facilities and overhead expenditures of $1,884 per month the first six months of the fiscal year and $1,413 for the last six months. Total facilities and overhead expenditures paid by the Company were $19,782 for the year ended May 31, 2002. In addition, the Company receives accounting and administrative services from the member. Fees for these services totaled $15,677 for the year ended May 31, 2002.

The Company also pays referral fees to its member when a commission fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned on each client. Total referral fees paid to the member was $123,361 for the year ended May 31, 2002.

NOTE 2 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution money purchase pension plan sponsored by BKD, L.L.P. (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2002 the Company recognized $9,294 of expense in connection with this plan.

SUPPLEMENTAL INFORMATION

BKD FINANCIAL, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2002

TOTAL MEMBER'S EQUITY		$ 166,576
Nonallowable assets		
Accounts receivable	$ 3,944	
Prepaid expenses	2,492	
Net furniture and equipment	2,356	
Total nonallowable assets		8,792
NET CAPITAL		$ 157,784

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of May 31, 2002)

There were no material differences between member's equity and net capital as reported in the Company's Focus Report Part IIA.

BKD FINANCIAL, L.L.C.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended May 31, 2002

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ 64,061
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,270
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 152,784
Excess net capital at 1,000%	$ 151,377
Ratio of aggregate indebtedness to net capital	.41 to 1

BKD FINANCIAL, L.L.C.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Year Ended May 31, 2002

Broker -dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal year 2002


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

To the Board of Directors
BKD Financial, L.L.C.
Springfield, Missouri

In planning and performing our audit of the financial statements of BKD Financial, L.L.C. for the year ended May 31, 2002 we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


Member of
HLB
International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 22, 2002